Exhibit 99.4

Press Release

For immediate release

LIMINAL BIOSCIENCES REPORTS ITS 2019 THIRD QUARTER FINANCIAL RESULTS AND

BUSINESS HIGHLIGHTS

•	Name change to Liminal BioSciences Inc.

•	Divestment of UK bioseparations subsidiary to KKR for up to GBP 45 million in gross proceeds, of which GBP 32 million to be received upon closing

•	Net loss of $29.7 million for Q3 2019 compared to Net loss of $28.9 million for Q3 2018

•	Amendment to Consolidated loan agreement with Structured Alpha LP to provide non-revolving $75 million line of credit.

LAVAL, QC, ROCKVILLE, MD and CAMBRIDGE, UK – November 11, 2019 – Liminal BioSciences Inc. (TSX: LMNL, OTCQX: PFSCF) (“Liminal BioSciences” or the “Company”), a clinical-stage biotechnology company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, reported today its unaudited financial results for the third quarter ended September 30, 2019.

“Over the past three months we have made significant progress on our new vision for Liminal BioSciences notably through the signing of an agreement to sell Prometic Bioseparations Ltd (“PBL”) to KKR & Co. Inc. (“KKR”) and change of name to Liminal BioSciences. The divestment of PBL reflects our strategy to simplify our business operations, reduce headcount and other operating costs, and focus resources on the clinical development of our small molecule pipeline”, said Kenneth Galbraith, Liminal BioSciences’ Chief Executive Officer.

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Commenting on the line of credit facility, Mr. Kenneth Galbraith, stated “The Company’s key priorities for 2019, included the divestment of non-core assets and businesses and, the licensing out of commercialization rights to its phase 3 plasma derived therapeutic drug candidate, RyplazimTM (plasminogen) (“Ryplazim”) and the listing of the Company’s common shares for trading on NASDAQ, the latter in order to improve liquidity and trading of our common shares for both current and prospective shareholders. “The Company expects the availability of funds on demand from the Facility provided by our majority shareholder to provide the Company with greater flexibility for the execution of the Company’s key priorities in order to maximize returns thereon for all of its stakeholders”.

Third Quarter and Recent Business Highlights:

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On September 9, 2019, the Company announced the initiation of a phase 1 clinical trial with single ascending doses of PBI-4547, a potential therapy for NAFLD/NASH, metabolic syndrome and other liver diseases. Further dosing in the study has been suspended while the results obtained with the first 3 cohorts are being obtained and reviewed.

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On October 3, 2019, the Company announced shareholder approval to pass a special resolution authorizing the Company to amend its articles to change its name from Prometic Life Sciences Inc. to Liminal BioSciences Inc.

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On November 4, 2019, Liminal BioSciences announced the signature of a binding share purchase agreement for the divestment (the “Proposed Sale”) of its bioseparations business operated through its subsidiary PBL to KKR, a leading global investment firm. The transaction is expected to close in the fourth quarter of 2019. This transaction has not impacted the third quarter 2019 results as it occurred after the quarter.

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On November 11, 2019, the Company entered into an amendment to its consolidated loan agreement with the Company’s majority shareholder, Structured Alpha LP (“SALP”), to provide the Company with a non-revolving CAD$75,000,000 (the “Principal Amount”) line of credit (the “Facility”). The loan agreement between SALP and the Company dated as of April 23, 2019 has been amended to incorporate the terms of the Facility (the “Amended Loan Agreement”). For more information, see Section entitled: About Amended Loan Agreement.

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Anticipated Upcoming Milestones:

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Liminal expects to complete the necessary manufacturing and related activities to allow for submission in H1-2020 to the FDA of an amendment to the Company’s Biologics License Application (“BLA”) seeking regulatory approval for Ryplazim™.

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Liminal expects to hold additional consultations with regulatory agencies in the USA and Europe to enable the commencement of pivotal phase 3 clinical studies of PBI-4050 in patients with Alström Syndrome.

•	Liminal, along with external advisors, Lazard, continues to have active business discussions on opportunities to partner or monetize assets from the plasma business.

Third Quarter 2019 Financial Results:

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Cash Position: As of September 30, 2019, the Company’s working capital, i.e. the current assets net of current liabilities, amounts to a surplus of $55.9 million compared to $5.1 million as of December 31, 2018.

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Revenues: Revenues were $5.3 million for the third quarter of 2019, as compared to $12.3 million for the third quarter of 2018. The decrease was principally due to the reduction in sales of excess normal source plasma by $5.6 million in addition to a reduction in bioseparation product sales.

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R&D Expenses: R&D expenses were $19.6 million for the third quarter of 2019, as compared to $24.1 million for the third quarter of 2018. The decrease was primarily due to reduction in salaries, pre-clinical and clinical studies in both the plasma-derived therapeutics and small molecule segments as well as a reduction in spending relating to the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM.

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Administration, selling and Marketing (“SG&A”) Expenses: SG&A expenses were $10.3 million for the third quarter of 2019, as compared to $6.2 million for the third quarter of 2018. The increase was primarily due to the increase in share-based payments expense of $1.6 million and to the increase in legal and audit fees of $1.6 million.

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Net Loss: Net loss was $29.7 million for the third quarter of 2019, or a net loss per basic and diluted share of $1.27, as compared to a net loss of $28.9 million for the third quarter of 2018, or a net loss per basic and diluted share of $34.30.

Year to Date Financial Results:

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Revenues: Revenues were $22.3 million for the nine months ended September 30, 2019, as compared to $36.8 million for the nine months ended September 30, 2018. The decrease was mainly due to a $19.3 million reduction in sales of excess normal source plasma inventory.

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R&D Expenses: R&D expenses were $63.0 million for the nine months ended September 30, 2019, as compared to $70.5 million for the nine months ended September 30, 2018. The decrease was primarily due to the reduction in spending with third parties on clinical and pre-clinical studies, and the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM amounting to $9.2 million. Salaries decreased by $3.3 million due to reduction of headcount accompanied by a reduction of general operating expenses. These decreases were partially offset by the increase in share-based compensation of $4.3 million compared to the comparative period in 2018, due to the significant changes in the second quarter to its long-term equity incentive.

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SG&A Expenses: SG&A expenses were $36.6 million for the nine months ended September 30, 2019, as compared to $20.9 million for the nine months ended September 30, 2018. The increase was mainly attributable to the increase in employee compensation expenses of $13.4 million, which include an increase in share-based payments expense of $11.3 million, as well as legal and audit fees of $2.1 million. This was partially offset by a decrease in consultant fees relating to marketing of products.

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Net Loss: Net loss was $192.2 million for the nine months ended September 30, 2019, or a net loss per basic and diluted share of $14.05, as compared to a net loss of $96.6 million for the nine months ended September 30, 2018, or a net loss per basic and diluted share of $111.74.

About the Amended Loan Agreement

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Under the terms of the Amended Loan Agreement, which remain subject to acceptance by the Toronto Stock Exchange, the Company is entitled to draw down on the Facility up to $75 million, if and as required during a period of 18 months from the date of closing of the Facility, on a non-revolving basis. The Principle Amount available under the Facility will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions: the expected sale of the Company’s bioseparations operations, disclosed on November 4, 2019; a licensing transaction for the Company’s plasma derived therapeutic drug candidate, RyplazimTM ; or, equity raises.

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Amounts drawn down on the Facility will bear interest at an annual rate of 10%, and interest is payable quarterly in arrears. Any outstanding principal under the Facility will be secured by the assets of the Company and its subsidiaries pursuant to existing general security agreements and corporate guarantees by some of the Company’s subsidiaries and will be due and payable on April 23, 2024, subject to acceleration in certain circumstances described in the Amended Loan Agreement.

•	No interest or fees will be charged on unused portions of the Facility. The Company may cancel any unused portion of the Facility at any time.

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As SALP holds 71.71% of the issued and outstanding common shares, the Facility constitutes a “related party transaction” as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which requires that the Company, in the absence of exemptions, obtain a formal valuation for, and minority shareholder approval of, the related party transaction. The Facility is exempt from the formal valuation requirement of MI 61-101 since it is a related party transaction under section (l) of the “related party transaction” definition of MI 61-101. Additionally, the Company

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is relying on an exemption from the minority approval requirement that applies to related party transactions, which exemption is available to the Company as (i) the Facility was obtained on reasonable commercial terms that are not less advantageous to the Company than if the Facility had been obtained from a person dealing at arm’s length with the Company; (ii) the Facility is not convertible into equity or voting securities of the Company or a subsidiary of the Company; and (iii) the Facility is not repayable as to principal or interest in equity or voting securities of the Company or a subsidiary of the Company. The board of directors approved the Amended Loan Agreement (the members of the board that would be considered interested parties having declared their interests and abstaining from voting on the resolution approving the Facility) and there was no contrary view or abstention by any independent director on the resolution approving the Facility.

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The Company will file a material change report less than 21 days prior to the closing date of the financing, a shorter period that is reasonable and necessary under the circumstances, which will allow the Company to complete the transaction in a timely manner in order to finance its operations and execute on its growth strategy.

•	The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein.

About Liminal BioSciences Inc.

Liminal BioSciences (www.liminalbiosciences.com) is an innovative biopharmaceutical company with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, with a focus on rare or orphan diseases. Liminal BioSciences’ research involves the study of several G-protein-coupled-receptors, GPR40, GPR84 and GPR120, known as free fatty acid receptors (FFAR’s). These drug candidates have a novel mechanism of action as agonist (“stimulator”) of GPR40 and GPR 120, and antagonist (“inhibitor”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome after further consultation and approval by the FDA and EMA. A second drug candidate, PBI-4547, is currently in a Phase 1 clinical study. The study has been suspended while the PK data for the first three cohorts is obtained and reviewed. No safety issues or severe adverse effects observed.

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Liminal BioSciences has also leveraged its lengthy experience in bioseparation technologies through its wholly-owned subsidiary Prometic BioProduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived therapeutic product is RyplazimTM for which the Company expects to file a BLA with the US FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency. The Company also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media, Prometic Bioseparations Ltd.

Liminal BioSciences has active business operations in Canada, the United States, Isle of Man and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things, whether the Proposed Sale will be completed, the anticipated benefits of the Proposed Sale to the Company and its shareholders and whether the Company will receive the deferred payments under the Proposed Sale, the achievement of milestones, opportunities to partner or monetize assets from the plasma business, the terms of the Facility and the intended use of proceeds from the Facility.

These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of

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funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for the year ended December 31, 2018, under the heading “Risks and Uncertainties related to Liminal BioSciences’ Business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

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